2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

Not for release, publication or distribution in or into Australia, Japan or the United States. The Offer is not aimed at persons whose participation requires further prospectuses, registration measures or similar measures other than those that follow Swedish law and therefore is not being made to persons in any such jurisdictions including Australia, Canada, Japan or the United States.

NEWS RELEASE

Lundin Mining makes a public offer for North Atlantic Natural Resources

January 21, 2005 (LUN - TSX, LUMI - Stockholmsbörsen) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce a public offer for all outstanding shares in North Atlantic Natural Resources AB (publ) ("NAN").

  On December 30, 2004, Lundin Mining acquired 11,537,000 shares in NAN from Boliden Mineral AB ("Boliden"), corresponding to 36.9 percent of the shares and votes. The consideration amounted to 2,176,800 newly issued shares in Lundin Mining.
  Following the acquisition of Boliden's shares, Lundin Mining holds a total of 23,117,000 shares in NAN, corresponding to 74.0 percent of shares and votes.
  To acquire all outstanding shares in NAN, one newly issued Lundin Mining share is offered for each 5,3 shares of NAN (the "Share alternative"), on similar terms as for the acquisition of NAN shares from Boliden.
  In accordance with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) rules on mandatory offers, a cash compensation alternative of SEK 10.75 per share of NAN is also offered (the "Cash alternative").

A brief description of NAN's key assets

The main asset of NAN is the Storliden copper/zinc mine in the Skellefte mining district in Västerbotten. The Storliden mine was discovered in 1998 and put in production in 2002. During 2003, more than 333,000 tonnes of ore from Storliden was treated at the mill in the town of Boliden some 90 kilometres from the mine. On average, the ore from Storliden is grading 9.8 percent zinc and 3.5 percent copper as well as 0.3 grams per tonne gold and 25.4 grams per tonne silver. As of January 1, 2004, the Proved and Probable Ore Reserves at the Storliden mine were 1,108,000 tonnes.

The Storliden deposit has been developed pursuant to a joint venture agreement between NAN and Boliden whereby Boliden, among other things, is acting as main contractor and operator. Pursuant to the acquisition agreement, under which Lundin Mining acquired Boliden's shares in NAN, Boliden has guaranteed the availability of the Boliden mill/concentrator, throughout the life of the Storliden mine. In addition, Boliden's right of first refusal to acquire any base metal deposit found by NAN was terminated.

In addition to Storliden, NAN holds exploration permits covering several areas in and around the Skellefte mining district. During the fall of 2004, NAN initiated an exploration programme focusing on several prospective targets. Drilling in the immediate area surrounding the Storliden mine is aimed at extending the life of the mine. Immediately south of the Skellefte mining district is the Lappvattnet copper-nickel prospect within a prolific mineralized area known as the "Nickel Belt". A further area being explored during the coming months is Copperstone, a copper project in the northern part of the Skellefte district.

Lundin Mining Corporation
News Release

Background and reasons

On December 30, 2004, Lundin Mining acquired 11,537,000 shares in NAN from Boliden, bringing Lundin Mining's total holding of NAN shares to 23,117,000, corresponding to 74.0 percent of shares and votes. The acquisition resulted in Lundin Mining becoming subject to the rules for mandatory offers.

The acquisition of Boliden's shares, in combination with this public offer for all outstanding shares of NAN (the Share alternative and the Cash alternative together referred to as the "Offer") reflect the view of the board of directors of Lundin Mining that the two companies joined together would form a leading mid-tier base metals producer in Europe, with a strong and well balanced portfolio of high-quality, low cost mining operations and exploration assets in highly prospective areas.

The incorporation of NAN into Lundin Mining, will result in a company with strong cash flow from operations (the Zinkgruvan mine and the Storliden mine) facilitating continued aggressive exploration in and around the Skellefte district, the Bergslagen district and the Norrbotten mining district of northern Sweden, as well as in other potential areas of interest.

Lundin Mining has a very strong cash position, partly as a result of the agreement with Silver Wheaton which closed on December 8, 2004. The agreement calls for Silver Wheaton to buy 40 million ounces of silver from Zinkgruvan over a period of 25 years for a total consideration of USD 80 million + USD 3.90/oz silver.

Through the Offer the present shareholders of NAN will be given the opportunity for continued exposure to NAN's exploration assets, while benefiting from Lundin Mining's world class mining asset (the Zinkgruvan mine), several additional exploration assets and strong cash flow from operations. With a strong cash position and having no long term debt, Lundin Mining is in the process of evaluating further major acquisitions.

The acquisition of NAN will bring a proven exploration team and a team of experienced mining employees together in Lundin Mining. The combined team will be able to continue the previously successful exploration and development efforts of both NAN and Lundin Mining in the financially strong and growth-oriented Lundin Mining.

It is the opinion of the Board of Directors of Lundin Mining that the combination of the two companies will further strengthen the shareholder base of Lundin Mining, thus offering the shareholders of NAN to become shareholders in a larger entity with better stock market liquidity.

The Offer

The Board of Directors of Lundin Mining decided to make a public offer today to the shareholders of NAN to acquire all outstanding shares in NAN. Lundin Mining currently holds 23,117,000 shares, corresponding to 74.0 percent of the shares and votes.

For all outstanding shares in NAN, Lundin Mining offers either one (1) newly issued share in Lundin Mining for every 5.3 shares in NAN, or SEK 10.75 per NAN share. The Cash alternative is based on the last price paid for Lundin Mining's Swedish Depository Receipts ("SDR") of SEK 57.00 prior to the trading halt on December 30, 2004.

Consideration in shares will be delivered in the form of SDRs, listed on the O-list at Stockholmsbörsen. Each SDR represents one share in Lundin Mining.

Fractions of shares in Lundin Mining will not be issued. To the extent shareholders in NAN are entitled to fractions of shares, these fractions will be combined and in the form of SDRs in Lundin Mining sold on a best effort basis on Stockholmsbörsen on behalf of NAN shareholders and the proceeds will be distributed to the NAN shareholders so entitled. Further information will be included in the forthcoming prospectus.

Commission will not be charged for NAN shares submitted in response to the Offer.

The Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) rules governing public offers regarding share acquisitions and the Securities Council's (Aktiemarknadsnämnden) information regarding interpretation and application of the rules apply to the Offer.

Lundin Mining Corporation
News Release

Conditions to the Offer

The Offer is subject to requisite regulatory approvals in Canada and Sweden.

Offer premium

Based on the last price paid on the O-list at Stockholmsbörsen for Lundin Mining's SDRs and NAN's shares prior to the trading halt on December 30, 2004, of SEK 57.00 and SEK 12.30, respectively, the Offer corresponds to a negative premium of 12.6 percent.

Based on the average price paid on the O-list at Stockholmsbörsen for Lundin Mining's SDRs and NAN's shares during the most recent 30 trading days up to the day prior to the acquisition from Boliden, December 29, 2004, of SEK 57.07 and SEK 12.03, respectively, the Share alternative corresponds to a negative premium of 10.5 percent and the Cash alternative to a negative premium of 10.6 percent.

Offer value

At full acceptance of the Offer through the Share alternative, approximately 1,532,775 new shares, in the form of SDRs, in Lundin Mining will be issued, which means that shareholders in NAN in total receive 4.4 percent of shares and votes in Lundin Mining and at full acceptance through the Cash alternative a total cash compensation of SEK 87.3 million will be paid to NAN's shareholders.

Financing

Financing of the Offer will be made through the issuance of Lundin Mining shares in exchange for NAN shares and through the Company's cash holdings. The issuance of shares is authorised by the Board of Directors of Lundin Mining.

Identity of and other information

The Offer is made through Lundin Mining Corporation, a Canadian company with corporate registration number 306723-8. The Company's registered office is located in Vancouver, British Columbia, Canada. The Lundin Mining shares are listed on the Toronto Stock Exchange (trading symbol: "LUN") and in the form of SDRs on the O-list at Stockholmsbörsen (trading symbol: "LUMI).

Lundin Mining's President, Edward F. Posey, serves as President of NAN and the Company's Executive VP Operations, Karl-Axel Waplan, serves as deputy board member of NAN. The Chairman of the Board of Directors of Lundin Mining, Lukas H. Lundin, serves as a board member of NAN.

Time schedule

It is estimated that an offer prospectus will be distributed to the shareholders of NAN on or about February 11, 2005. The acceptance period for the Offer is expected to extend from February 14 through March 4, 2005. It is estimated that the accounting for payment to those shareholders that have accepted the Offer will commence on or about March 14, 2005. Lundin Mining reserves the right to extend the acceptance period.

Advisor

E. Öhman J:or Fondkommission AB is Lundin Mining's financial advisor in connection with the Offer.

Financial information

The pro forma financial information presented below is indicative and may be subject to changes. The pro forma financial information does not take into account, among other things, potential synergies, restructuring costs or transaction costs.

Lundin Mining Corporation
News Release

Comments to the pro forma financial information for the twelve months ended December 31, 2003

a)   Pro forma financial statements as at December 31, 2003, are prepared in respect of a holding of 74 percent of the shares in NAN as at January 1, 2003 in the income statement and as at December 31, 2003 in the balance sheet, and are recalculated from SEK to CAD using a conversion rate of 0.1734 in the income statement and 0.1796 in the balance sheet..

b)   The financials for Lundin Mining are based on pro forma as if the acquisition of North Mining Svenska AB ("NMS") was made as at January 1, 2003 in the income statement and as at December 31, 2003 in the balance sheet,

c)   The financials for NAN are actual.

	Lundin Mining				Pro forma
	Pro forma	NAN	NAN		consolidated
	Twelve months ended	Twelve months ended	Twelve months ended		Twelve months ended
	Dec 31, 2003	Dec 31, 2003	Dec 31, 2003	Adjustment	Dec 31, 2003
	CAD Million (b)	SEK Million (c)	CAD Million	Pro forma	CAD Million (a)
Sales	63.4	276.8	48.0		111.4
Cost of sales	-60.4	-198.2	-34.4	-5.6	-100.4
Gross margin	3.0	78.6	13.6	-5.6	11.0
Expenses
Administrative expenses	-6.3	-8.5	-1.5		-7.8
General exploration and project investigation	-1.4	-11.0	-1.9		-3.3
Other income (expenses)	-0.2	1.6	0.3		0.1
	-7.9	-17.9	-3.1		-11.0
Income before undernoted	-4.9	60.7	10.5	-5.6	0.0
Equity in income of significantly influenced investee	2.9	-	-	-2.9	0.0
Income before income taxes	-2.0	60.7	10.5	-8.5	0.0
Future income tax expense	-0.1	-17.0	-2.9	1.6	-1.5
Minority interest	-	-	-	-2.0	-2.0
Net income for the period	-2.1	43.7	7.6	-8.9	-3.4

Balance sheet
ASSETS
Current assets
Cash	13.1	1.0	0.2		13.3
Accounts receivable	7.7	1.0	0.2		7.9
Inventories	6.9	5.2	0.9		7.8
Loan receivable from NAN	0.9	-	-	-0.9	-
Prepaid expenses	0.2	23.6	4.2		4.4
Other short term receivables	1.3	0.3	0.1	-	1.4
	30.1	31.1	5.6	-0.9	34.8
Long-term receivables	0.7	-	-		0.7
Shares in NAN	22.0	-	-	-22.0	-
Investment in NAN	8.5	-	-	-8.5	-
Properties, plant and equipment
Mining properties	177.5	110.5	19.8	17.4	214.7
Machinery and other technical equipment	21.9	0.3	0.1		22.0
Future income tax assets	3.9	22.1	4.0		7.9
	234.5	132.9	23.9	-13.2	245.2
	264.6	164.0	29.5	-14.1	280.0

LIABILITIES
Current liabilities
Accounts payable and other accrued liabilities	3.5	2.0	0.4		3.9
Accrued expenses	4.4	8.9	1.6		6.0
Due to related parties	1.0	26.7	4.8	-2.6	3.2
Other current liabilities	1.3	2.1	0.4		1.7
	10.2	39.7	7.1		14.7
Long term liabilities
Provisions for pensions	16.3	-	-		16.3
Other provisions	13.1	1.0	0.2		13.3
Future income tax liabilities	41.9	-	-	4.9	46.8
	71.3	1.0	0.2	4.9	76.3
SHAREHOLDERS' EQUITY	183.1	123.3	22.1	-22.1	183.1
Minority interest	-	-	-	5.8	5.8
	183.1	123.3	22.1	-16.3	188.9
	264.6	164.0	29.5	-11.5	280.0

Key financial data	Lundin Mining	Pro forma
	Twelve months ended	consolidated
	Dec 31, 2003	Dec 31, 2003

Number of shares at end of period fully diluted	31,260,257	33,437,057
Weighted average number of shares at end of period
fully diluted	28,204,807	30,381,607
Shareholders's equity per share fully diluted, CAD	5.86	5.48
Income per share fully diluted, CAD	-0.07	-0.11
Equity ratio	69%	65%

Lundin Mining Corporation
News Release

Comments to the pro forma financial information for the nine months ended September 30, 2004

a)   Interim pro forma financial statements as per September 30, 2004 are prepared in respect of a holding of 74 percent of the shares in NAN as of January 1, 2004 in the income statement and as at September 30, 2004 in the balance sheet, and are recalculated from SEK to CAD using an average conversion rate of 0.1777 in the income statement and 0.1727 in the balance sheet.

b)   The financials for Lundin Mining are based on pro forma as the acquisition of NMS was made as per January 1, 2004 in the income statement and per September 30, 2004 in the balance sheet.

c)   The financials for NAN are actual.

	Lundin Mining				Pro forma
	Pro forma	NAN	NAN		consolidated
	Nine months ended	Nine months ended	Nine months ended		Nine months ended
	Sep 30, 2004	Sep 30, 2004	Sep 30, 2004	Adjustment	Sep 30, 2004
	CAD Million (b)	SEK Million (c)	CAD Million	Pro forma	CAD Million (a)
Sales	62.8	183.8	32.7		95.5
Cost of sales	-47.4	-130.0	-23.1	-4.3	-74.8
Gross margin	15.4	53.8	9.6	-4.3	20.7
Expenses
Administrative expenses	-5.6	-19.7	-3.5		-9.1
General exploration and project investigation	-3.8	-9.6	-1.7		-5.5
Other income (expenses)	1.8	3.8	0.7		2.5
	-7.6	-25.5	-4.5		-12.1
Income before undernoted	7.8	28.3	5.0	-4.3	8.5
Gain on sale of investment in NAN	0.9	-			0.9
Equity in income of significantly influenced investee	1.4	-		-1.4	-
Income before income taxes	10.1	28.3	5.0	-5.7	9.4
Future income tax expense	-3.0	-7.9	-1.4	1.2	-3.2
Minority interest				-0.9	-0.9
Net income for the period	7.1	20.4	3.6	-5.4	5.3

Balance sheet
ASSETS
Current assets
Cash	32.4	18.9	3.3		35.7
Accounts receivable	7.8	1.3	0.2		8.0
Inventories	5.6	3.2	0.6		6.2
Prepaid expenses	0.3	25.7	4.4		4.7
Other short term receivables	-	3.2	0.6		0.6
	46.1	52.3	9.0		55.1
Long-term receivables	0.7	-	-		0.7
Shares in NAN	21.2	-	-	-21.2	-
Investment in NAN	9.3	-	-	-9.3	-
Properties, plant and equipment
Mining properties	175.7	92.5	16.0	16.7	208.4
Machinery and other technical equipment	19.6	0.8	0.1		19.7
Future income tax assets	3.7	14.1	2.4		6.1
	230.2	107.4	18.5	-13.8	235.0
	276.3	159.7	27.6	-13.8	290.1

LIABILITIES
Current liabilities
Accounts payable and other accrued liabilities	4.9	7.5	1.3		6.2
Accrued expenses	4.5	3.6	0.6		5.1
Due to related parties	0.1	-	-	-0.1	0.0
Other current liabilities	4.0	3.1	0.5		4.5
	13.5	14.2	2.5	-0.1	15.8
Long term liabilities
Capital lease obligations	0.7	-	-		0.7
Provisions for pensions	15.0	-	-		15.0
Other provisions	12.9	1.8	0.3		13.2
Future income tax liabilities	38.5	-	-	4.7	43.2
	67.1	1.8	0.3	4.7	72.1
SHAREHOLDERS' EQUITY	195.7	143.7	24.8	-24.8	195.7
Minority interest	-	-	-	6.5	6.5
	195.7	143.7	24.8	-18.4	202.2
	276.3	159.7	27.6	-13.8	290.1

Key financial data	Lundin Mining	Pro forma
	Nine months ended	consolidated
	Sep 30, 2004	Sep 30, 2004

Number of shares at end of period fully diluted	31,547,471	33,724,271
Weighted average number of shares at end of period
fully diluted	31,478,714	33,655,514
Shareholders's equity per share fully diluted, CAD	6.20	5.80
Income per share fully diluted, CAD	0.23	0.16
Equity ratio	71%	67%

Lundin Mining Corporation
News Release

Conference call

A conference call with respect to the Offer has been scheduled for Monday, January 24, 2005 at 16:00 CET (10:00 a.m.Toronto time). Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Call-in number for the conference call: +46 (0)8 505 201 14

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until January 31, 2005. Replay number is: +46 (0)8 505 20 333. To access the recording, please enter access code 642021.

A recording of the conference will also be available for download at www.lundinmining.com approximately one hour after the conference has ended.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining holds 74 percent of the shares of NAN, a mining and exploration company listed on the Stockholm Stock Exchange under the ticker symbol NAN. NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.

ON BEHALF OF THE BOARD

"LUKAS H. LUNDIN"
Chairman

For further information, please contact:
Lukas H. Lundin, Chairman: +1 (604) 689 7842 or
Karl-Axel Waplan, Executive Vice President Operations: +46 (0) 8 545 074 73